Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES FIRST QUARTER 2015 RESULTS

May 7, 2015 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended March 31, 2015. The Company also announces that its unaudited financial statements and management’s discussion and analysis for the quarter ended March 31, 2015, will be available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point’s website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS
	Three months ended March 31
(Cdn$000s except shares, per share and per boe amounts)	2015	2014	% Change
Financial
Funds flow from operations (1)	433,504	580,096	(25)
Per share (1) (2)	0.96	1.45	(34)
Net income (loss)	(46,064)	30,890	(249)
Per share (2)	(0.10)	0.08	(225)
Adjusted net earnings from operations (1)	28,271	206,074	(86)
Per share (1) (2)	0.06	0.52	(88)
Adjusted dividends (1)	312,620	278,276	12
Per share (1) (2)	0.69	0.69	-
Payout ratio (%) (1) (3)	72	48	24
Per share (%) (1) (2) (3)	72	48	24
Net debt (1)	3,535,803	2,309,906	53
Net debt to funds flow from operations (1) (4)	1.6	1.1	45
Capital acquisitions (net) (5)	15,580	33,286	(53)
Development capital expenditures (6)	556,780	570,427	(2)
Decommissioning and environmental expenditures (6)	9,867	13,394	(26)
Weighted average shares outstanding (mm)
Basic	449.0	396.8	13
Diluted	450.4	399.0	13
Operating
Average daily production
Crude oil and NGLs (bbls/d)	140,043	118,987	18
Natural gas (mcf/d)	82,867	69,558	19
Total (boe/d)	153,854	130,580	18
Average selling prices (7)
Crude oil and NGLs ($/bbl)	46.82	92.70	(49)
Natural gas ($/mcf)	3.15	5.78	(46)
Total ($/boe)	44.32	87.55	(49)
Netback ($/boe)
Oil and gas sales	44.32	87.55	(49)
Royalties	(7.10)	(15.38)	(54)
Operating expenses	(11.87)	(12.56)	(5)
Transportation	(2.35)	(2.15)	9
Netback prior to realized derivatives	23.00	57.46	(60)
Realized gain (loss) on derivatives	12.01	(4.81)	(350)
Netback (1)	35.01	52.65	(34)
(1)
Funds flow from operations, adjusted net earnings from operations, adjusted dividends, payout ratio, net debt, net debt to funds flow from operations and netback as presented do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Please refer to the Non-GAAP Financial Measures section of this press release for further information.

(2)	The per share amounts (with the exception of adjusted dividends per share) are the per share – diluted amounts.
(3)	Payout ratio is calculated as adjusted dividends divided by funds flow from operations.
(4)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.
(5)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.
(6)	Decommissioning and environmental expenditures includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.
(7)	The average selling prices reported are before realized derivatives and transportation.

FIRST QUARTER 2015 HIGHLIGHTS

In first quarter 2015, Crescent Point continued to execute its integrated business strategy of maximizing shareholder return with long-term growth and dividend income through acquiring, exploiting and developing high-quality, long-life, light and medium oil and natural gas properties.

•
Crescent Point achieved average production of 153,854 boe/d in the quarter, which was weighted 91 percent to light and medium crude oil and liquids. This represents an increase of 18 percent, or more than 23,000 boe/d, over first quarter 2014.

•
During the quarter, the Company spent $496.2 million on drilling and development activities, drilling 243 (216.5 net) wells with a 100 percent success rate. Crescent Point also spent $60.6 million on land, seismic and facilities, for total development capital expenditures of $556.8 million.

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Crescent Point generated funds flow from operations of $433.5 million ($0.96 per share – diluted) in first quarter 2015. Funds flow from operations declined 25 percent from first quarter 2014 due to a 49 percent decline in the average selling price, while the Company generated significant production growth of 18 percent over the same period.

•
First quarter netbacks of $35.01 per boe were strong relative to average selling prices of $44.32 per boe, partly due to the Company’s conservative hedging program, which contributed $12.01 per boe of realized gains on derivatives during the quarter. Excluding realized gains on derivatives, netbacks were $23.00 per boe.

•
Crescent Point maintained consistent monthly dividends of $0.23 per share during the quarter, totaling $0.69 per share for the quarter. This is unchanged from $0.69 per share paid in first quarter 2014. On an annualized basis, the first quarter dividend equates to a yield of 9.4 percent, based on a volume weighted average quarterly share price of $29.47.

•
Crescent Point continued to hedge its oil production to protect its cash flow and balance sheet. As at April 30, 2015, the Company had hedged 58 percent of its oil production, net of royalty interest, for the remainder of 2015 at a weighted average price of greater than CDN$88.00/bbl and 34 percent for 2016 at a weighted average price of greater than CDN$83.00/bbl.

•
Crescent Point is pleased to announce that it has finalized negotiations and successfully completed the unitization of its first waterflood unit in the Viewfield Bakken resource play. Completion of Viewfield Bakken Voluntary Unit #1 (the “Stoughton Unit”) is expected to allow Crescent Point to accelerate its waterflood program over the coming years and to expand the Stoughton Unit waterflood project. Unitization also increases the amount of reservoir and production that can be positively impacted by waterflood. Crescent Point has a 100 percent working interest in the Stoughton Unit and continues to move forward with the unitization of three more units in the Viewfield Bakken.

•
Crescent Point continues to advance its emerging growth plays in both the Uinta Basin and Flat Lake. Due to recent encouraging results from its operated horizontal wells in the Douglas Creek and Wasatch zones in the Uinta Basin, the Company is planning to drill additional horizontal wells in the Uinta Basin to follow up on this success. In addition, the Company is planning additional step-out wells in Flat Lake during 2015 due to strong results from recent wells.

•
As previously announced, Crescent Point increased its syndicated credit facility in the quarter by 40 percent from $2.5 billion to $3.5 billion. Including the Company’s $100 million revolving term operating facility, Crescent Point’s total bank line increased to $3.6 billion. At March 31, 2015, approximately $1.9 billion, or 53 percent of current capacity, was drawn on these facilities. This increase in credit capacity provides a significant unutilized source of capital and financial flexibility to the Company, which is increasingly valuable in the current oil price environment. Crescent Point remains committed to maintaining a financially strong organization with a conservative balance sheet.

•
Subsequent to the quarter, the Company closed a private placement of long-term debt in the form of senior guaranteed notes to a group of institutional investors in order to continue to add to its near-term liquidity. The notes issued pursuant to the placement are unsecured and rank equally with Crescent Point’s obligations under its bank facilities. In total, US$250.0 million and CDN$65.0 million was raised through three separate series of notes at fixed coupon rates ranging from 3.94 percent to 4.18 percent and maturities of 10 to 12 years. Proceeds from the placement were used to reduce the Company’s outstanding bank line following the end of the quarter.

OPERATIONS REVIEW

First Quarter Operations Summary

Crescent Point achieved record daily average production of 153,854 boe/d, which represents an increase of 18 percent, or more than 23,000 boe/d, over first quarter 2014. The Company’s production performance during the quarter was driven by its successful development program, the Company’s ongoing waterflood success and continued strong results from its cemented liner completion techniques.

In first quarter, Crescent Point finalized negotiations with freehold royalty interest owners and successfully completed the unitization of its first waterflood unit in the Viewfield Bakken resource play. The Stoughton Unit received technical approval from the Government of Saskatchewan in first quarter 2014 and Crescent Point completed unitization as of April 1, 2015. Completion of the unit is expected to allow Crescent Point to accelerate its waterflood program over the coming years and to expand the Stoughton Unit waterflood project beyond Crown lands onto freehold lands. Unitization also increases the amount of reservoir and production within the Stoughton Unit that can be positively impacted by waterflood.  Crescent Point has a 100 percent working interest in the Stoughton Unit, which encompasses 27 net sections in the heart of the Viewfield Bakken resource play. This unit has the potential for approximately 105 water injection wells, of which 50 percent are expected to be converted by year-end. Crescent Point continues to move forward with the unitization of three more Viewfield Bakken units, spanning approximately an additional 170 net sections of land.

Waterflood application to the Viewfield Bakken resource play is expected to continue to lower decline rates in the play and to increase expected recovery factors. Based on results to date, the Company estimates it has reduced decline rates by up to 10 percent in waterflood-affected areas in the Viewfield Bakken resource play, compared to areas not under waterflood. Unitization, coupled with the recent utilization of the new closeable sliding sleeve technology, allows for the potential to increase the efficiency and productivity of the Company’s waterflood programs.

Drilling Results

The following table summarizes Crescent Point’s drilling results for the three months ended March 31, 2015:

Three months ended March 31, 2015	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	-	149	-	-	-	149	134.0	100
Southwest Saskatchewan	-	38	-	-	-	38	38.0	100
Alberta and West Central SK	-	27	-	-	-	27	26.3	100
United States (1)	-	29	-	-	-	29	18.2	100
Total	-	243	-	-	-	243	216.5	100
(1)	The net well count is subject to final working interest determination.

Southeast Saskatchewan and Manitoba

In first quarter, Crescent Point continued to successfully execute its capital program in southeast Saskatchewan and Manitoba. Successful results in the Company’s core Viewfield Bakken and Flat Lake Torquay resource plays continue to be strong drivers of Crescent Point’s production growth.

During first quarter, Crescent Point drilled 87 (86.0 net) oil wells in the Viewfield Bakken resource play. The Company continues to refine its completion techniques while also expanding its waterflood program, supporting its strategy of optimizing returns and free cash flow in the Viewfield Bakken play. The new closable sliding sleeve technology was successfully deployed during the drilling and completion of 29 wells. Going forward, the Company expects to fully deploy this technology in all cemented liner completions in the Viewfield Bakken play.

The Company is pleased with drilling results to date in the Torquay play at Flat Lake, having drilled 20 (20.0 net) oil wells during the quarter. The Company’s 2015 drilling program in Flat Lake continues to be focused on low-risk development opportunities coupled with step-out drilling to further delineate the area.  Based on encouraging results that came on production early in first quarter, the Company is planning additional step-out wells during 2015 to build on this success.

The Company drilled 42 (28.0 net) oil wells in other areas of southeast Saskatchewan and Manitoba during the quarter. Crescent Point’s conventional and unconventional inventory in southeast Saskatchewan and Manitoba continues to provide the Company with a source of low-risk, high-netback drilling inventory to generate strong future cash flows.

Southwest Saskatchewan

Crescent Point continued to expand its waterflood program in the Shaunavon resource play during first quarter. The Company currently has 45 water injection wells operating in the Shaunavon play and is targeting a total of 76 by year-end 2015. Based on results to date, the Company estimates it has reduced decline rates by more than 10 percent in waterflood-affected areas in the play, compared to areas not under waterflood.

During first quarter, the Company drilled 38 (38.0 net) oil wells in the Shaunavon resource play. The new closeable sliding sleeve technology was successfully deployed during the drilling and completion of 31 wells. Going forward, the Company expects to use this new technology in all future cemented liner completions in the Shaunavon resource play. The Company continues to refine its completion technology in the Shaunavon, with positive production response.

Alberta and West Central Saskatchewan

During the quarter, the Company continued its drilling program in the Dodsland area in the Saskatchewan Viking play, drilling 24 (23.5 net) oil wells and achieving a 100 percent success rate. Crescent Point is pleased with production results to date, as wells have been coming on production at, or better than, forecasted rates. For 2015, the Company plans to drill 137 net oil wells in the Saskatchewan Viking, which compares to 30.8 net oil wells drilled in 2014. This increased activity reflects the acquisition of assets from Polar Star Oil and Gas Inc. during mid-2014, as well as higher allocation in the 2015 budget due to the low-cost, high-return nature of the play.

Crescent Point and its partner expanded their first waterflood pilot in the Beaverhill Lake play in first quarter 2015. The Company has also received regulatory approval for its first operated waterflood pilot in the play. Water injection is expected to begin in second quarter 2015.

United States

During first quarter, the Company participated in the drilling of 25 (16.1 net) oil wells in the Uinta Basin, achieving a 100 percent success rate.

Crescent Point continues to be pleased with results to date in the Uinta Basin, in which it has accumulated a land position of more than 189,000 net acres. Since entering the play in late 2012, the Company has grown proved plus probable reserves by 58 percent as of year-end 2014, and production from approximately 7,800 boe/d to over 15,000 boe/d, as of first quarter 2015. The Company remains very excited about the future opportunity in the Uinta Basin, which is a multi-zone, stacked play that is in the early stages of horizontal development. The Company is pleased to announce that its operated Douglas Creek and Wasatch horizontal wells were successful and is very encouraged with results to date. Industry peers have also successfully completed horizontal wells with encouraging initial production results in various zones, including the Wasatch, Uteland Butte and Castle Peak zones. Based on the success and learnings from horizontal wells in these four zones, the Company plans to drill additional horizontal wells during 2015.

The Company is in the final stages of processing data from its operated 3-D seismic program, covering approximately 140 square miles, primarily in the Randlett area. Crescent Point expects to receive final data during early second quarter. The interpretation of this data will be used to help Crescent Point optimize the development of its operated lands.

During 2014, Crescent Point also received state regulatory approval for a second waterflood injection pilot in the Randlett area of the Uinta Basin. Water injection in both pilots is expected to begin in 2016.

During first quarter, the Company also participated in the drilling of 4 (2.2 net) oil wells in North Dakota, targeting both the Bakken and Three Forks formations. The Company is encouraged with results to date in both formations.

Since the start of first quarter 2015, Crescent Point has seen significant capital and drilling cost reductions in both the Uinta Basin and North Dakota resource plays. Increased market access for Uinta Basin crude has also improved realized pricing, further enhancing economics in the area.

OUTLOOK

Crescent Point has had an excellent start to 2015 and is well positioned to achieve its annual production target of 152,500 boe/d. The Company continues to maintain various levers to manage potential fluctuations in commodity prices and expects to revisit its current $1.45 billion budget in third quarter.

Crescent Point continues to pursue a concentrated effort to improve its overall capital efficiencies through a combination of operating efficiencies and cost reductions with its vendor partners. Significant progress has been realized to date, with a continued goal of realizing 30 percent improvements relative to 2014. Cost reductions in various areas such as hydraulic fracturing, hauling, chemicals and service rigs are a few examples where the Company has realized savings. These savings provide the Company with additional financial and operational flexibility.

As part of its overall risk management strategy, Crescent Point continues to actively hedge its oil production. As at April 30, 2015, the Company had hedged 58 percent of its oil production, net of royalty interest, for the remainder of 2015 at a weighted average price of greater than CDN$88.00/bbl and 34 percent for 2016 at a weighted average price of greater than CDN$83.00/bbl. The Company’s oil and gas hedge books extend into 2018 at attractive prices. Realized prices during second quarter 2015 are expected to be higher than those realized during first quarter 2015 due to a combination of stronger benchmark commodity prices and narrower corporate differentials.

The Company increased its syndicated credit facility by 40 percent, or $1.0 billion, for total bank credit capacity of $3.6 billion. This substantial increase in financial flexibility is increasingly important given the current low oil price environment. The Company also closed a private placement of senior guaranteed notes subsequent to quarter end for a total of US$250.0 million and CDN$65.0 million. The senior notes have maturities in 2025 and 2027 and carry fixed coupon rates ranging from 3.94 percent to 4.18 percent. Proceeds from this note offering were used to reduce outstanding bank indebtedness following the end of the quarter.

“Our commitment to a strong balance sheet, our active hedging program and our high-quality asset base continue to position us well to grow our business and protect our dividend over the long term. We expect our payout ratio, which temporarily increased during the quarter due to weak oil prices, to improve throughout the year and is something that we’ve managed through before. We will continue to look for ways to improve our financial position and our asset base,” said Scott Saxberg, president and CEO of Crescent Point.

The Company continues to advance the development of its waterflood program. Crescent Point’s recent unitization of its Stoughton Unit in the Viewfield Bakken resource play provides significant benefits.

“We are very excited about our first unit, as we now have the ability to accelerate our waterflood program in the Viewfield Bakken play. Unitization should increase the pressure in a larger portion of the reservoir, creating a more optimal sweep between our water injection and producing wells,” said Saxberg. “Our waterflood program, in combination with the new closable sliding sleeve, is expected to help lower our corporate decline and optimize our free cash flow.”

The Company’s current budget remains focused on low-risk, high-return development opportunities and the continued expansion of its earlier-stage growth plays. The Company also continues to test and implement new technologies, which add to its knowledge base and allow for future cost reductions and the potential for increased recoveries.

“We are very pleased with the progress to date in each of our plays, including our growth areas. The economic boundaries in our high-return Torquay play continue to expand, while horizontal development is successfully advancing in our large oil-in -place Uinta play,” said Saxberg.

Crescent Point remains well positioned to execute on its total return strategy for shareholders due to its conservative business approach, its high-quality inventory base and its commitment to advancing technology and its waterflood program. The Company plans to revisit its current $1.45 billion budget in third quarter, and will take into account the Company’s continued efforts to improve overall capital efficiencies, as well as the outlook for commodity prices. Crescent Point remains committed to maintaining a strong financial position, its dividend and its long-term growth profile.

2015 GUIDANCE

The Company’s guidance for 2015 is as follows:

Production
Oil and NGL (bbls/d)	140,600
Natural gas (mcf/d)	71,400
Total (boe/d)	152,500
Cash dividends per share ($)	2.76
Capital expenditures (1)
Drilling and completions ($000)	1,270,000
Facilities, land and seismic ($000)	180,000
Total ($000)	1,450,000
 (1)           The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS
Scott Saxberg
President and Chief Executive Officer
May 7, 2015

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms “funds flow from operations”, “funds flow from operations per share – diluted”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share – diluted”, “adjusted dividends”, “adjusted dividends per share”, “net debt”, “net debt to funds flow from operations”, “netback”, “payout ratio” and “payout ratio per share – diluted”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share – diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended March 31
($000s)	2015	2014	% Change
Cash flow from operating activities	398,709	574,136	(31)
Changes in non-cash working capital	28,925	(7,490)	(486)
Transaction costs	943	289	226
Decommissioning expenditures	4,927	13,161	(63)
Funds flow from operations	433,504	580,096	(25)

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, impairment to property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes and unrealized gains or losses on marketable securities and long-term investments. Adjusted net earnings from operations per share – diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS. The company has previously referred to adjusted net earnings from operations as “operating income”.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31
($000s)	2015	2014	% Change
Net income (loss)	(46,064)	30,890	(249)
Amortization of E&E undeveloped land	47,237	66,437	(29)
Unrealized derivative (gains) losses	(46,616)	136,184	(134)
Unrealized foreign exchange loss on translation of US dollar senior guaranteed notes	130,700	40,941	219
Unrealized gain on long-term investments	(23,697)	(3,618)	555
Deferred tax relating to adjustments	(33,289)	(64,760)	(49)
Adjusted net earnings from operations	28,271	206,074	(86)

Adjusted dividends and adjusted dividends per share are calculated as dividends declared to shareholders and dividends declared to shareholders per share less the fair value of the discount on the market value of Crescent Point common shares issued pursuant to the Company's Premium Dividend TM and Dividend Reinvestment Plan ("DRIP") and the Share Dividend Plan ("SDP"). Management utilizes adjusted dividends to present the value of dividends declared to shareholders if settled completely in cash.

The following table reconciles dividends declared to shareholders or declared to adjusted dividends:

	Three months ended March 31
($000s)	2015	2014	% Change
Dividends declared to shareholders	317,468	278,276	14
Fair value of discount on market value of shares issued pursuant to DRIP and SDP	(4,848)	-	-
Adjusted dividends	312,620	278,276	12

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.

Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company’s overall debt position and to measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

The following table reconciles long-term debt to net debt:

($000s)	March 31, 2015	March 31, 2014	% Change
Long-term debt (1)	3,599,858	2,022,124	78
Accounts payable and accrued liabilities	673,922	850,406	(21)
Dividends payable	105,315	91,562	15
Cash	(32,229)	(14,667)	120
Accounts receivable	(377,156)	(419,131)	(10)
Prepaids and deposits	(11,323)	(12,342)	(8)
Long-term investments	(73,575)	(77,847)	(5)
Excludes:
Equity settled component of dividends payable	(33,263)	(26,088)	28
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(315,746)	(104,111)	203
Net debt	3,535,803	2,309,906	53
(1)       Includes current portion of long-term debt.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Payout ratio and payout ratio per share – diluted are calculated on a percentage basis as adjusted dividends divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Forward-Looking Statements

Any “financial outlook” or “future oriented financial information” in this press release, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and “forward looking information” for the purposes of Canadian securities regulation. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, to the following: corporate strategy and anticipated financial and operational results; the performance characteristics of Crescent Point’s oil and natural gas properties; anticipated funds flow from operations and oil and natural gas production levels; expected capital expenditure levels and how such expenditures are expected to be funded; drilling programs; the future cost to drill wells, including anticipated cost savings associated therewith; the initiation and ongoing development and expansion of planned and existing waterflood programs; the expected impact of the Stoughton Unit on the Company’s waterflood program, production and future unitization plans; the expected impact of waterfloods and the use of closable sliding sleeve completion technology on corporate declines, recovery factor and reserves; the anticipated timing of the completion of a 3-D seismic program, primarily in the Randlett area; the expected full deployment of the closable sliding sleeve completion technology in the Viewfield Bakken play and Shaunavon play; anticipated waterflood pilot and unit approval applications; the anticipated impact of technological advancements on the value of the Company’s development inventory; the quantity of Crescent Point’s oil and natural gas reserves and anticipated future cash flows from such reserves; projections of commodity prices and costs; supply and demand for oil and natural gas; the anticipated timing for the start of waterflood injections pilots in Randlett; expected future cost reductions; expected realized prices in second quarter 2015; the Company’s plans to revisit its annual capital budget after spring break-up; and treatment under governmental regulatory regimes and the state of certain governmental approvals.

Statements relating to "reserves" are also deemed to be forward looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2014, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook”, and in the Management’s Discussion and Analysis for the period ended March 31, 2015, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Crescent Point is one of Canada’s largest light and medium oil producers, with an annual dividend of CDN$2.76 per share.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President, Marketing and Investor Relations.
Telephone: (403) 693-0020                                                        Toll-free (US & Canada): 888-693-0020
Fax:               (403) 693-0070                                                       Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1